On July 26, 1996, approval on behalf of a majority of the shares of the Fund was obtained for the selection of Advanced Investment Technology, Inc. ("AIT") as the new investment advisor to the Fund. On July 26, 1996, 31,429.6396 shares of the 48,825.290 shares outstanding of the Fund approved the above-described change. The selection of AIT as investment advisor took effect on October 29, 1996.